FILED BY PRECISE SOFTWARE SOLUTIONS LTD.

              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                               SUBJECT COMPANY:  PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS Software"), and Precise Software Solutions Ltd., an Israeli corporation ("Precise"), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the "Merger Agreement"), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

Precise distributed the following information on June 10, 2003:

FOR IMMEDIATE RELEASE

PRECISE AND VERITAS TEAM UP
TO DEMONSTRATE J2EE PERFORMANCE LEADERSHIP

     See Precise and VERITAS Demonstrate Precise i3(R) for J2EE

     At the JavaOne Conference (Booths No. 1506 and 1409)

SAN FRANCISCO, JUNE 10, 2003 - Precise Software Solutions (Nasdaq: PRSE), the leader in optimizing customers' business through Application Performance Management, has teamed up with VERITAS Software Corporation (Nasdaq: VRTS) at this week's JavaOne conference to demonstrate Precise's industry-leading J2EE Application Performance Management solution. Precise i3(R) for J2EE helps solve the industry's most common J2EE development and deployment challenges, and its comprehensive feature set contributed to Precise achieving "Leaders" quadrant positioning in Gartner's latest J2EE Application Server Management "Magic Quadrant" Research Note (M-19-5572, May, 2003).*

"We chose Precise to handle a complex banking and financial application because they provide an easy, intuitive way to gain visibility to problematic Java methods without introducing any overhead, provide an integrated, end-to-end solution, and provide expert advice to solve problems quickly," said Sebastien Vignal, a Precise customer and consultant with CGI Inc., North America's fourth largest independent information technology services firm. "Precise is the clear Application Performance Management choice when you are developing and deploying J2EE enterprise applications."

"Together, Precise and VERITAS will enable companies investing in the Real Time Enterprise to confidently deploy business-critical, J2EE-based applications," said Andrew D. Bird, executive vice president at Precise. "Precise delivers industry-leading, end-to-end J2EE Application Performance Management solutions to enhance business efficiency. VERITAS complements this by ensuring business continuity through their high availability, data protection, disaster recovery and storage management products."

PRECISE i3 FOR J2EE MEETS DEVELOPMENT AND DEPLOYMENT CHALLENGES

J2EE architects, developers and operational groups face many development and deployment challenges, which include visibility into the J2EE application, physical and logical application complexity and skills gap within staff. Precise i3 for J2EE is designed to resolve these challenges and enable rapid detection and correction of multi-tier application performance problems.

Precise i3 for J2EE v6.2 includes four industry-unique features:

     o END-TO-END INTEGRATION AND CORRELATION: Trace and correlate a business transaction across all application tiers. This empowers operational groups to differentiate between bottleneck symptoms on one tier and the definitive root cause on another. For example, you can pinpoint a J2EE performance bottleneck and drill into the database in-context to resolve the definitive root cause of the problem.

     o LONG-TERM AND CAPACITY ANALYSIS: Compare and contrast the performance of different JVMs, from a single point of view, over time. Automatic baselining capability helps organizations determine "normal" performance. Extensive archiving enables exception reporting, allowing organziations to compare current performance to historical performance.

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

     o AUTOMATIC "TRANSACTION STOPPER" IDENTIFICATION: Automatically identify and instrument the bottlenecks in J2EE application interfaces, both internal and external. Isolate problematic external interfaces such as database, mainframe, or JNI connections. Gain visibility into internal J2EE resources such as contention for a Java lock.

     o ENTERPRISE APPLICATION SUPPORT: Enable faster deployment of J2EE within enterprise applications such as Oracle Applications, SAP, PeopleSoft, and J.D. Edwards.

ABOUT PRECISE SOFTWARE SOLUTIONS -- "PERFORMANCE IS OUR BUSINESS(TM)"

Precise Software Solutions (Nasdaq: PRSE) headquartered in Westwood, MA, delivers Precise i3(R), a comprehensive solution for Application Performance Management that focuses directly on the end-user experience and delivers a rapid return on technology investments. By continuously monitoring and analyzing all vital components of the application infrastructure, "from URL to SQL and Beyond(TM)", Precise i3 proactively detects and corrects the root causes of performance degradation before they affect response times. Precise i3 identifies trends and deviations from the norm, delivering the right balance of performance optimization and strategic business planning.

More than 6,000 leading enterprises worldwide, including 80% of the Fortune 100, are using Precise's solutions to help maximize their technology investments and meet their business goals. Precise has offices throughout North America, Europe, the Middle East, Far East and Pacific Rim, as well as a global network of resellers and distributors. More information on Precise is available at www.precise.com.

Precise signed a definitive agreement on December 19, 2002 with VERITAS Software Corporation (Nasdaq: VRTS), the leading storage software supplier, for VERITAS to acquire Precise.

* The Magic Quadrant is copyrighted May 2003 by Gartner, Inc. and is reused with permission, which permission should not be deemed to be an endorsement of any company or product depicted in the quadrant. The Magic Quadrant is Gartner, Inc.'s opinion and is an analytical representation of a marketplace at and for a specific time period. It measures vendors against Gartner defined criteria for a marketplace. The positioning of vendors within a Magic Quadrant is based on the complex interplay of many factors. Gartner does not advise enterprises to select only those firms in the "Leaders" quadrant. In some situations, firms in the Visionary, Challenger, or Niche Player quadrants may be the right matches for an enterprise's requirements. Well-informed vendor selection decisions should rely on more than a Magic Quadrant. Gartner research is intended to be one of many information sources including other published information and direct analyst interaction. Gartner, Inc. expressly disclaims all warranties, express or implied, of fitness of this research for a particular purpose.

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

In connection with the proposed merger of VERITAS Software and Precise Software Solutions, VERITAS Software has filed a registration statement on Form S-4, including a prospectus/ proxy statement, with the Securities and Exchange Commission. Investors and security holders are urged to read the prospectus/ proxy statement regarding the proposed merger because it contains important information about the transaction. Investors and security holders may obtain a free copy of the prospectus/proxy statement and other documents filed by VERITAS Software and Precise Software Solutions with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. The prospectus/ proxy statement and these other documents also may be obtained for free from VERITAS Software and Precise Software Solutions.

Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the matters to be considered at the extraordinary meeting. A description of any interests that the directors and executive officers of Precise may have is available in the proxy statement/prospectus.

This announcement contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Precise's current intent, belief and expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual results may differ materially from these forward-looking statements because of: the size of Precise's market; the timing and acceptance of Precise's products; changes in the relationships between Precise and its strategic partners; the future growth and acceptance of Precise's products in the market place; Precise's ability to predict and respond to market developments; the development, expansion, retention and training of personnel with necessary expertise; risks associated with management of growth; risks associated with existing and future strategic relationships and customers; risks of Precise being held liable for defects or errors in its products; political, economic and business fluctuations in Israel and Precise's international markets, as well as risks of downturns in economic conditions generally, and in the information technology and software industries specifically; risks associated with competition and competitive pricing pressures; and the other risks that may be described in Precise's filings with the Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today's date.

FOR FURTHER INFORMATION, CONTACT:

Marc Venator                                Kevin Rudden
Chief Financial Officer                     Director of Corporate Communications
Precise Software Solutions                  Precise Software Solutions
Tel: 781.461.0700 x 442                     Tel: 781.461.0700 x 331
mvenator@precise.com                        krudden@precise.com


Precise i3 is a registered trademarks, and "Performance is Our Business," and "from URL to SQL and Beyond" are trademarks of Precise Software Solutions Ltd. All other trademarks and registered trademarks used herein are the property of their respective owners.

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